Exhibit 4.7
                             COMPENSATION AGREEMENT

     This  Compensation  Agreement is dated as of February 26, 2003 among eMagin
Corporation,   a  Delaware   corporation   (the  "Company")  and  Patricia  Lynn
("Consultant").

     WHEREAS, the Company has requested the Consultant to provide the Company with accounting support services in connection with their business, and the Consultant has agreed to provide the Company with such services for a period through April 15, 2003.

     WHEREAS, the Company wishes to compensate the Consultants with shares of its common stock for such services rendered in addition to other agreed to cash compensation;

     NOW THEREFORE, in consideration of the mutual covenants hereinafter stated, it is agreed as follows:

     1. The Company will issue 15,000 shares of the Company's common stock, $.001 par value per share, to such members or employees of the Consultants as the Consultants shall designate.

     The total number of shares to be issued will be 15,000. The shares shall be issued to the Consultant one (1) day after the Effective Date. These shares shall represent payment for prior and future supplemental services provided by Consultant to the Company through April 15, 2003.

     2. The above compensation shall be registered using a Form S-8. The Company shall file such Form S-8 with the Securities and Exchange Commission within 30 days of the execution of this agreement.

     IN WITNESS WHEREOF, this Compensation Agreement has been executed by the Parties as of the date first above written.

                                            EMAGIN CORPORATION
                                            /s/Gary Jones
                                            Chairman


                                            CONSULTANT
                                            /s/ Patricia Lynn